Exhibit 99.4

Dated the 1st day of October, 2008

China Natural Resources, Inc.

and

Wong Wah On Edward

SERVICE AGREEMENT

THIS AGREEMENT is made on the 1st day of October, 2008.

BETWEEN :-

(1)

China Natural Resources, Inc., a company incorporated in the British Virgin Islands with its registered office at Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands (the "Company"); and

(2)

Wong Wah On Edward (the "Director").

BY WHICH IT IS AGREED as follows :-

1.

Purpose and interpretation

(A)

This Agreement sets out the terms and conditions upon and subject to which the Company agrees to employ the Director and the Director agrees to serve the Company as an executive officer by providing to Company with the services hereinafter described.

(B)

In this Agreement, unless the context otherwise requires :-

(1)

the following words and expressions bear the following meanings:-

"Appointment"

the appointment of the Director as an executive officer of the Company pursuant to by Clause 2;

"Affiliate"

"affiliate" as defined in the SEC Rules;

"Board"

the board of directors for the time being of the Company or the directors present at any meeting of the Board duly convened and held and includes a duly authorised committee thereof;

"Business"

the business carried on from time to time by the Group or by any of the companies within the Group;

"Group"

the Company and its subsidiaries from time to time;

"Hong Kong"

the Hong Kong Special Administrative Region of the People's Republic of China;

"Nasdaq Rules"

the rules and regulations established by Nasdaq Capital Market applicable to foreign private issuer;

"SEC rules"

the United States securities laws and the Securities and Exchange Commission rules and regulations; and

"US$"

United States dollars.

(2)

References to Clauses are references to the clauses of this Agreement.

(3)

Words importing one gender include all genders.

(4)

Words importing persons include individuals, firms, companies, corporations and unincorporated bodies of persons and vice versa.

(5)

Words importing the singular include the plural and vice versa.

(6)

The headings in this Agreement are for convenience only and do not affect the interpretation hereof.

2.

Appointment and duties

The Company shall employ the Director and the Director shall serve the Company as an executive officer or in such positions as may be assigned to the Director from time to time at the discretion of the Board subject to and upon the terms hereinafter set out.

3.

Director's basic obligation

The Director hereby undertakes with the Company during the continuance of this Agreement to use his best endeavours to carry out his duties hereunder and to protect and promote the interests of the Group.

4.

Duration of the appointment

Subject to Clause 7, the Appointment shall be for a term of three years commencing on 1st October 2008 and shall continue thereafter unless and until terminated by either the Company or the Director giving to the other not less than three months' notice in writing to determine the same.

5.

Director's services

(A)

Without prejudice to the generality of Clause 3, the Director shall during his Appointment under this Agreement :-

(1)

devote his knowledge, skill, expertise, attention and time both during normal business hours and at such other times as are necessary for the proper and efficient conduct of the Business (subject to appropriate holidays and vacations as herein provided) and for the proper discharge of duties of his office an executive officer or in such positions as may be assigned to the Director from time to time at the discretion of the Board;

(2)

faithfully and diligently perform such duties and exercise such powers as are consistent with his office in relation to the Company and/or the Group;

(3)

in the discharge of such duties and in the exercise of such powers observe and comply with all reasonable and lawful resolutions, regulations and directions from time to time made or given by the Board in connection with the conduct of the Business according to the best of his skills and ability;

(4)

in pursuance of his duties hereunder perform such services for the Group and (without further remuneration unless otherwise agreed) accept such offices in the Group as the Board may from time to time reasonably require provided the same are consistent with his office;

(5)

at all times keep the Board promptly and fully informed (in writing if so requested) in connection with the performance of his powers and duties and in connection with the Business or affairs of the Group;

(6)

perform the duties and exercise the powers in his capacity as an executive officer of the Company or in such positions which the Board may from time to time properly assign to him in connection with the Business subject to such resolutions, regulations or directions as to the scope of his duties or authority or manner of carrying out the same as may be made or given by the Board from time to time;

(7)

comply with (a) every rule of law applicable to any member of the Group whether in British Virgin Islands, the People's Republic of China or elsewhere; (b) the SEC Rules; (c) every regulation of the Company from time to time in force (including but not limiting to the memorandum and articles of association); (d) the Nasdaq Rules (f) all other relevant securities regulations from time to time in force, in relation to dealings in shares or other securities of the Company or any other member of the Group, and in relation to the discharge of his functions and duties as a director of the Company;

(8)

serve as a member of the Company’s Board of Directors to the extent duly nominated and elected or appointed, without additional compensation; and

(9)

act in accordance with his powers and obligations as an executive officer or in such positions as may be assigned to the Director from time to time at the discretion of the Company and use his best endeavours to cause the Company to comply with all applicable laws, the Nasdaq Rules, the SEC Rules and all other relevant securities regulations applicable to the Company from time to time.

(B)

The Director may be required to work at such location(s) as the Board may from time to time direct and the Director may be required to travel as directed by the Board from time to time.

(C)

The Director shall carry out his duties and exercise his powers jointly with any other director(s) or executive officer(s) as may from time to time be appointed by the Board to act jointly with the Director and the Board shall also at any time require the Director to cease performing any of his duties or exercising any of his powers under this Agreement.

6.

Remuneration and reimbursement

(A)

Subject to Clause 7(B), the Director shall receive during the continuance of the Appointment a fee of US$1 per annum. Such fee may be increased annually after each year of service during the term of this Agreement at a rate to be determined by the compensation committee of the Company (“Compensation Committee”) and approved by the Board in its absolute discretion.

(B)   The Director shall be reimbursed all reasonable out-of-pocket expenses (including expenses of entertainment, subsistence and traveling) reasonably incurred by him in the discharge of his duties an executive officer or in such positions as may be assigned from time to time at the discretion of the Company in connection with the Business which expenses shall be evidenced in such manner as the Board may require.

(C)   As part of the fee package, the Director may, at the determination by the Compensation Committee and with the approval of the Board, be granted equity awards entitling the Director to subscribe for shares in the Company upon such terms and conditions as are established by the Compensation Committee and the Board.

7.

Termination of the appointment

(A)

Without prejudice to the accrued rights (if any) or remedies of either party under or pursuant to this Agreement :-

(1)

the Director shall be entitled to terminate the Appointment by giving three months' notice in writing to the Company if any money due and payable by the Company to the Director under or pursuant to this Agreement is in arrears and is not paid in full by the Company to the Director within a period of thirty days from any written demand by the Director for the payment thereof;

(2)

the Company shall be entitled to terminate the Appointment without any compensation to the Director :-

(a)

by notice in writing given at any time taking immediate effect if the Director shall have been incapacitated or prevented by reason of ill health, injury or accident from performing his duties hereunder for a period of or periods aggregating 12 weeks in any 12 month period Provided that if at any time during the currency of a notice given pursuant to this sub-paragraph the Director shall provide a medical certificate satisfactory to the Board to the effect that he has fully recovered from his physical and/or mental health and that no recurrence of illness or incapacity can reasonably be anticipated, the Company shall withdraw such notice; or

(b)

by summary notice in writing if the Director shall at any time :-

(i)

commit any serious or persistent breach of any of the provisions herein contained (and to the extent that such breach is capable of remedy shall fail to remedy such breach within 30 days after written warning given by the Board);

(ii)

be guilty of any act of dishonesty, grave misconduct or wilful default or neglect in the discharge of his duties hereunder;

(iii)

become bankrupt or have a receiving order made against him or suspend payment of his debts or compound with his creditors generally;

(iv)

become a lunatic or of unsound mind;

(v)

become permanently incapacitated by illness or other like causes so as to prevent the Director from performing his duties and obligations hereunder;

(vi)

become prohibited by law from acting as a director;

(vii)

be guilty of conduct tending to bring himself or any company in the Group into disrepute;

(viii)

be prohibited by law from fulfilling his duties hereunder;

(ix)

be convicted of any criminal offence (other than an offence which in the reasonable opinion of the Board does not affect his position as a director of the Company); or

(x)

be convicted of any offence or be identified as an insider trader under any statutory enactment or regulations relating to insider trading in force from time to time.

(B)

If the Company becomes entitled pursuant to Clause 7(A)(2)(b) above to terminate the Appointment it shall be entitled (but without prejudice to its right subsequently to terminate the Appointment on the same or any other ground) to suspend the Director without payment of the fee described in Clause 6(A) in full or in part for so long as it may think fit.

(C)

If the Director shall have refused or failed to agree to accept without reasonable grounds an appointment offered to him, on terms no less favourable to him than the terms in effect under this Agreement, by a person or company which has either acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of the Company or which shall own or has agreed to acquire the whole or not less than 90% of the issued share capital of the Company, the Director shall have no claim against the Company by reason of the subsequent voluntary winding up of any company in the Group or the termination of this Agreement by the Company within two months after such refusal or failure to agree.

(D)

On the termination of the Appointment howsoever arising the Director shall :-

(1)

forthwith when the termination of the Appointment takes effect resign from office as a director of the Company and all offices held by him in any company in the Group and shall transfer without payment to the Company or as the Company may direct any qualifying shares provided by it or any shares held by the Director as nominee for the Company or any company in the Group and the Director hereby irrevocably appoints the Company to be his attorney and in his name and on his behalf to sign and execute any documents or do any things necessary or requisite to give effect thereto and a certificate in writing signed by any director or by the secretary of the Company for the time being that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry provided however that such resignation or resignations shall be given and accepted on the footing that it is or they are without prejudice to any claims which the Director may have against any such company or which any such company may have against the Director arising out of this Agreement or of the termination of the Appointment;

(2)

forthwith deliver to the Company all books, documents, papers, materials, credit cards (if any) and other property of or relating to the business of the Group which may then be in his possession or under his power or control and all copies thereof or extracts therefrom made by or on behalf of the Director shall be and remain the property of the Group and shall forthwith be delivered up to the Company; and

(3)

not at any time thereafter represent himself to be connected with any member of the Group.

(E)

Save as expressly provided herein, neither party may terminate this Agreement.

(F)

The Appointment of the Director under this Agreement shall terminate automatically in the event of his ceasing to be a director of the Company for whatever reason whether by reason of his not being re-elected as a director of the Company at any general meeting or by virtue of a resolution passed by the members of the Company in general meeting to remove him as a director or otherwise but if such termination shall be caused by any act or omission of either party which constitutes a breach of this Agreement, such termination shall be without prejudice to any claim for damages in respect of such breach.

(G)

Termination for whatever reason shall not relieve the parties of their obligations and liabilities arising or accrued prior to the termination of the Appointment or of obligations and liabilities which expressly or by necessary implication continue after termination of the Appointment.

8.

Restrictions on the Director

(A)

During the Appointment the Director shall not, and shall procure that none of his Affiliates shall, be directly or indirectly, engaged in or concerned with or interested in any business which is in any respect in competition with or similar to the Business provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any stock exchange as long as not more than 5 per cent. of the issued shares or stock of any class of any one company shall be so held save that this restriction shall not apply to any holding of shares or stock of the Company.

(B)

The Director shall not (except in the proper course of his duties), and shall procure that none of his Affiliates shall, either during or after the termination of the Appointment without limit in point of time except authorised by the Board or required by his duties hereunder :-

(1)

divulge or communicate to any person except to those of the officials of the Group whose province is to know the same in the proper course of their duties; or

(2)

use, take away, conceal or destroy for his own purpose or for any purpose other than that of the Group or for the advantage of any person other than the Group or to the detriment of the Group; or

(3)

through any failure to exercise all due care and diligence cause any unauthorised disclosure of,

any secret, confidential or private information :-

(a)

relating to the dealings, organisation, business, finance, transactions or any other affairs of the Group or its suppliers, agents, distributors, clients or customers; or

(b)

relating to the working of any process or invention which is carried on or used by any company in the Group or which he may discover or make during the Appointment including anything which by virtue of Clause 9(B) becomes the absolute property of the Group; or

(c)

in respect of which any company within the Group is bound by an obligation of confidence to any third party but these restrictions shall cease to apply to any information or knowledge which may (otherwise than through the default of the Director or his Affiliates) become available to the public generally without requiring a significant expenditure of labour, skill or money or otherwise required by law or any applicable rules or regulations to be disclosed.

(C)

The Director agrees that, subject to the exception provided under Clause 8(A), for a period of 2 years after the expiry or the termination of the Appointment, the Director shall not, and shall procure that his Affiliates do not :-

(1)

engage or be engaged or concerned or interested in the People's Republic of

China, whether directly or indirectly, in any business which is in competition with or similar to the Business;

(2)

take up employment with any person, firm, company or organisation engaged in the People's Republic of China, whether directly or indirectly, in or operating any part of the Business (but this restriction shall not operate so as to prohibit an employment none of the duties of which relate to the Business) or assist any such person, firm, company or organisation with technical, commercial or professional advice in relation to the Business;

(3)

either for his own account or for any person, firm, company or organisation solicit or entice away or endeavour to solicit or entice away from any company within the Group any director, manager or employee of any company in the Group whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the relevant company in the Group;

(4)

directly or indirectly employ any person who has at any time during the continuance of the Appointment been a director, manager or employee of or consultant to any company in the Group and who by reason of such employment is or may be likely to be in possession of such information which if that person was the Director would be covered by the confidentiality restrictions of this Clause 8;

(5)

either on his own account or for any person, firm, company or organisation solicit or entice away or endeavour to solicit or entice away any customer, supplier or business from any person, firm, company or organisation which at any time during the continuance of the Appointment has dealt with the Company or any other company in the Group or which on the termination of the Appointment is in the process of negotiating with the Company or any such company in the Group in relation to the Business; and

(6)

either alone or jointly with any other person through or as manager, adviser, consultant, employee or agent for or shareholder in any person, firm, company or organisation use or procure the use in connection with any business any name or any colourable imitation thereof or any name of any member of the Group.

(D)

The Director shall not at any time make any untrue or misleading statement in relation to the Group.

(E)

Since the Director may obtain in the course of the Appointment by reason of services rendered for or offices held in any other company in the Group knowledge of the trade secrets or other confidential information of such company, without prejudice to other provisions herein, the Director hereby undertakes that he will at the request and cost of the Company or such other company enter into a direct agreement or undertaking with such company whereby he will accept restrictions corresponding to the restrictions herein contained (or such of them as may be appropriate in the circumstances) in relation to such trade secrets or other confidential information and for such period as such company may reasonably require for the protection of its legitimate interests.

(F)

All notes, memoranda, records, writings and material made by the Director in relation to the Business or concerning any of its dealings or affairs or the dealings or affairs of any clients or customers of the Group shall be and shall remain the property of any Group and shall be handed over by him to the Company (or to such other company in the Group as the case may require) from time to time on demand and in any event forthwith upon his leaving the service of the Company and the Director shall not retain any copy thereof.

(G)

The covenants in each paragraph of sub-clause (C) are independent of each other and are not to be construed restrictively by reference to one another.

(H)

While the restrictions contained in this Clause are considered by the parties to be reasonable in all the circumstances it is recognised that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly it is hereby agreed and declared that if any such restrictions, either together or individually, shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company and/or the Group or for any other reason whatsoever but would be valid if part of the wording thereof were deleted or the periods (if any) thereof were reduced the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

9.

Inventions and other industrial or intellectual property

(A)

The parties foresee that the Director may make inventions or create other industrial or intellectual property in the course of his duties hereunder and agree that in this respect the Director has a special responsibility to further the interests of the Group.

(B)

Any concept, idea, invention, improvement, design, plan, drawing or specification made or process or information discovered or copyright work or trade mark or trade name or get-up relating to the Business discovered, created, developed or otherwise acquired by the Director or communicated to the Director by any other employee of the Company or any member of the Group during the continuance of the Appointment (whether capable of being patented or registered or not and whether or not discovered, created, developed or otherwise acquired in the course of his Appointment) in conjunction with or in any way affecting or relating to the Business or capable of being used or adapted for use therein or in connection therewith shall (unless such concept, idea, invention, improvement, design, plan, drawing or specification was made or process or information discovered or copyright work or trade name or get-up were in existence prior to the commencement of a similar business by any company in the Group) forthwith be disclosed in writing to the Company and shall belong to and be the absolute property of the Company or such company in the Group as the Company may direct without any compensation to the Director.

(C)

The Director shall subject to Clause 9(B) above, if and whenever required so to do by the Company at the expense of a company in the Group as part of his duties hereunder apply or join with such company in applying for, obtaining and/or renewing letters patent or other protection or registration for any such concept, idea, invention, improvement, design, plan, drawing or specification, process, information work, trade mark, trade name or get-up relating to the Business in such countries as the Board may direct as aforesaid which belongs to such company and shall at the expense of such company execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained and all right title, and interest to and in the same in such company absolutely and as sole beneficial owner or in such other person as the Company may specify and such company or person shall not be liable to the Director for any revenue or profit derived or resulting from such concept, idea, invention, improvement, design, plan, drawing, specification, process, information work, trade mark, trade name or get-up.

(D)

The Director hereby irrevocably appoints the Company to be his Attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company the full benefit of this Clause and a certificate in writing signed by any director or by the secretary for the time being of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry.

10.

Holidays

The Director shall (in addition to normal public holidays and sick leave) be entitled to 21 working days paid holidays in each year during the continuance of the Appointment to be taken at such time or times as the Board may approve.

11.

Waiver

(A)

Time is of the essence of this Agreement but no failure or delay on the part of either party to exercise any power, right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy by that party.

(B)

The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

12.

Former service agreements

(A)

This Agreement constitutes the entire agreement between the parties hereto in relation to the subject matter hereof and shall be in substitution for and supersedes all and any previous service agreements entered into between any company in the Group and the Director and for any terms of employment previously in force between any such company and the Director, whether or not on a legal or formal basis.

(B)

The Director hereby acknowledges that he has no claim of any kind against any company in the Group and without prejudice to the generality of the foregoing he further acknowledges that he has no claim for damages against any company in the Group for the termination of any previous service agreements for the purpose of entering into this Agreement.

13.

Notices

(A)

All notices, requests, demands, consents or other communications to or upon the parties under or pursuant to this Agreement shall be in writing addressed to the relevant party at such party's address set out below (or at such other address as such party may hereafter specify to the other party) and shall be deemed to have been duly given or made :-

(i)

in the case of a communication by letter 5 days (if overseas) or 2 days (if local) after despatch or, if such letter is delivered by hand, on the day of delivery; or

(ii)

in the case of a communication by telex or facsimile, when sent provided that the transmission is confirmed by the answer back of the recipient (in the case of telex) or by a transmission report (in the case of facsimile).

The Company's address:

Room 2205, West Tower,

Shun Tak Centre,

200 Connaught Road C.,

Hong Kong

Facsimile Number: 852-28106963

The Director's address:

Flat A 9/F., Block 9,

South Horizons,

Apleichau,

Hong Kong

Facsimile Number: 852-25802952

14.

Assignability

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and assigns and personal representatives (as the case may be), provided always that the Director shall not assign his obligations and liabilities under this Agreement.

15.

Relationship

None of the provisions of this Agreement shall be deemed to constitute a partnership or joint venture between the parties hereto for any purpose.

16.

Amendment

This Agreement may not be amended, supplemented or modified except by a written agreement or instrument signed by or on behalf of the parties hereto.

17.

Severability

Any provision of this Agreement prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Agreement and rendered ineffective so far as is possible without modifying the remaining provisions of this Agreement.  Where, however, the provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by such law to the end that this Agreement shall be a valid and binding agreement enforceable in accordance with its terms.

18.

Law and jurisdiction

This Agreement shall be governed by and construed in all respects in accordance with the laws of British Virgin Islands and the parties hereby submit to the non-exclusive jurisdiction of the courts of British Virgin Islands.

19. Indemnification

The Company hereby indemnifies and holds the Director harmless from and against all expenses including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings in which the Director (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal or administrative or investigative, by reason of the fact that the Director is or was a director or officer of the Company and/or (b) is or was, at the request of the Company, serving as a director or officer or in any other capacity is or was acting for another company, partnership, joint venture, trust or other enterprise, including a subsidiary or affiliate of the Company; provided that, (y) in the view of the Board of Directors (which in the absence of fraud or a question of law shall be sufficient) the Director acted honestly and in good faith with a view to the best interests of the Company, and in the case of criminal proceedings, the Director had no reasonable cause to believe that his conduct was unlawful and (z) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Director did not act honestly and in good faith with a view to the best interests of the Company, or that the Director had reasonable cause to believe that his conduct was unlawful.

IN WITNESS whereof this Agreement has been duly executed the day and year first above written.

SIGNED by Li Feilie

)

for and on behalf of

)

CHINA NATURAL RESOURCES, INC.

)

in the presence of :-

)

Yue Ming Wai Bonaventure

)

SIGNED   SEALED   AND

)

DELIVERED by Wong Wah On Edward

)

in the presence of :-

)

Ma Sin Ling

)